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                        July 21, 2023

       Courtney Phillips
       General Counsel and Corporate Secretary
       Atreca, Inc.
       835 Industrial Road, Suite 400
       San Carlos, CA 94070

                                                        Re: Atreca, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 18, 2023
                                                            File No. 333-273314

       Dear Courtney Phillips:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Justin A. Kisner